Exhibit 99.12

Principal Officers: Harry Jung, P. Eng. President, C.E.O. Dana B. Laustsen, P. Eng. Executive V.P., C.O.O. Keith M. Braaten, P. Eng. Executive V.P.

Officers / Vice Presidents: Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
EnCana Corporation
1800 — 855 — 2nd Street S.W.
Calgary, Alberta T2P 2S5
We hereby consent to the use and reference to our name and reports evaluating a portion of Cenovus Energy Inc.’s and EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150360), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856), and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
Your truly,
GLJ PETROLEUM CONSULTANTS LTD.
Harry Jung, P. Eng.
President
Calgary, Alberta
October 29, 2009
4100, 400 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com